Exhibit 23.2
CONSENT OF ERNST & YOUNG LLP
We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 2 to the Registration Statement (Form S-3 No. 333-158542) and related Prospectus of Inverness Medical Innovations, Inc. for the registration of common stock, preferred stock, warrants, stock purchase contracts, depositary shares, debt securities, subsidiary guarantees of debt securities and units and to the incorporation by reference therein of our report dated February 23, 2007, with respect to the consolidated financial statements and schedule of Biosite Incorporated included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

San Diego, California March 26, 2010	/s/ Ernst & Young LLP